July 11, 2008

Mr. Daniel L. Gordon
Branch Chief
Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Weingarten Realty Investors
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
File No. 1-09876

Dear Mr. Gordon:

The following are the responses of Weingarten Realty Investors ("WRI") to the Staff's comment letter dated June 26, 2008.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 11

1.	In future 10-K filings, please disclose:

-	The average effective annual rental per square foot or unit for each of the last five years; and

-	Lease expirations for each of the next ten years.

Response:
Per the Staff’s comment on future 10-K filings, we will include a statement to disclose the average effective annual rental per square foot for the last five years and lease expirations over the next ten years.

Schedule III, page 93

2.
Please tell us your basis for aggregating properties in Schedule III.  Please note that footnote 3 to Rule 12-28 of Regulation S-X only allows you to aggregate properties if the combined amount does not exceed five percent of the total carrying amount of the properties.  In addition, please revise this schedule in future filings to include all of the information required by Rule 12-28 of Regulation S-X and provide us with an example of your disclosures that you will include in future filings.

Response:
Per the Staff’s request on our aggregation basis in Schedule III, we have aggregated our properties in Schedule III based primarily on our reporting segments and most significant markets.

Per the Staff’s comment on Rule 12-28 of Regulation S-X, we agree with the comment and will revise our disclosure to conform to Rule 12-28 of Regulation S-X. Please see the attached Exhibit A for an example of the schedule for future filings.

In connection with responding to the Staff’s comments, WRI acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosures in the December 31, 2007 10-K filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (713) 868-6540.

Sincerely,

Joe D. Shafer
Vice President/Chief Accounting Officer

cc:	Andrew M. Alexander. Weingarten Realty Investors
Gina Betts, Locke Lord Bissell & Liddell LLP

Exhibit A	WEINGARTEN REALTY INVESTORS REAL ESTATE AND ACCUMULATED DEPRECIATION December 31, 200X	Schedule III

	Initial Cost to Company						Gross Amounts at which Carried at Close of Period
Description	Land		Building and Improvements		Cost Capitalized Subsequent to Acquisition		Land		Building and Improvements		Total (B)		Accumulated Depreciation		Total Cost, Net of Accumulated Depreciation		Encumbrances (A)		Date of Construction	Date Acquired

Shopping Center:
Property A	$	x,xxx	$	xx,xxx	$	x,xxx	$	x,xxx	$	xx,xxx	$	xx,xxx	$	x,xxx	$	xx,xxx	$	xx,xxx	xxxx	xxxx
Property B		x,xxx		xx,xxx		x,xxx		x,xxx		xx,xxx		xx,xxx		x,xxx		xx,xxx		xx,xxx	xxxx	xxxx
Industrial:
Property C		xxx				xx,xxx		xxx		xx,xxx		xx,xxx		x,xxx		xx,xxx		xx,xxx	xxxx	xxxx
Property D		xxx		xx,xxx		xx,xxx		xxx		xx,xxx		xx,xxx		xx,xxx		xx,xxx			xxxx	xxxx
Other:
Property E		xxx		x,xxx		xxx		xxx		x,xxx		x,xxx		xxx		x,xxx			xxxx	xxxx
Property F		x,xxx		x,xxx		x,xxx		x,xxx		xx,xxx		xx,xxx		xxx		xx,xxx			xxxx	xxxx
Land Held/Under Development:
Property G		xxx						xxx				xxx				xxx				xxxx
Property H		xxx						xxx				xxx				xxx				xxxx

Balance of Portfolio	(not to exceed 5% of total)							x,xxx		x,xxx		x,xxx		xxx		x,xxx		xxx

							$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx	$	xxx,xxx	$	x,xxx,xxx	$	xxx,xxx

Depreciation is computed using the straight-line method, generally over estimated useful lives of 18-40 years for buildings and 10-20 years for parking lot surfacing and equipment.  Tenant and leasehold improvements are depreciated over the remaining life of the lease or the useful life whichever is shorter.

Note A -
Encumbrances do not include $xx.x million outstanding under a $xx million 20-year term loan, payable to a group of insurance companies secured by a property collateral pool including two shopping centers.

Note B -	The book value of our net fixed asset exceeds the tax basis by $xxx million at December 31, 200X.

The changes in total cost of the properties for the years ended December 31, 200X, 200Y and 200Z were as follows:

	200X			200Y			200Z

Balance at beginning of year	$	x,xxx,xxx		$	x,xxx,xxx		$	x,xxx,xxx
Additions at cost		xxx,xxx			xxx,xxx			xxx,xxx
Retirements or sales		(xxx,xxx	)		(xxx,xxx	)		(xxx,xxx	)

Balance at end of year	$	x,xxx,xxx		$	x,xxx,xxx		$	x,xxx,xxx

The changes in accumulated depreciation for the years ended December 31, 200x, 200Y and 200Z were as follows:

	200X			200Y			200Z

Balance at beginning of year	$	xxx,xxx		$	xxx,xxx		$	xxx,xxx
Additions at cost		xxx,xxx			xxx,xxx			xxx,xxx
Retirements or sales		(xx,xxx	)		(xx,xxx	)		(xx,xxx	)

Balance at end of year	$	xxx,xxx		$	xxx,xxx		$	xxx,xxx